# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADAMAS TRUST, INC., CIK 0001273685
CUSIP: 649604840
Title of class of securities: COMMON STOCK PAR VALUE $0.01 PER SHARE
Address of issuer's principal executive offices: 90 PARK AVENUE 23RD FLOOR, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0000904853
Persons authorized to receive notices and communications: Howard Amster, 521 35th St, West Palm Beach, Florida (FL), 33407, 2165951047

## Reporting persons
- Amster Howard (CIK 0000904853): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,026,093; shared voting power 4,381,764; sole dispositive power 2,026,093; shared dispositive power 4,381,764; aggregate amount beneficially owned 4,381,764 (4.9% of the class)
  Comment: *Mr. Amster is deemed to be the beneficial owner of (i) 1,926,093 shares that are owned directly by Mr. Amster: (ii) 850,544 shares that are owned by Pleasant Lake Apartments Corp., Pleasant Lake Apartments Limited Partnership, Laughlin Holdings, LLC, all joint filers, over which Mr. Amster has sole voting and dispositive power; (iii) 654,045 shares that are owned in the aggregate by the trusts jointly filing herewith, over which, as sole trustee, Mr. Amster has sole voting and dispositive power; (iv) the 345,471 shares that are owned by the Howard Amster Foundation over which, Mr. Amster, as President, has sole voting and dispositive power; (v) 223,688 shares that are owned by Amster Limited Partnership, which Mr. Amster, as sole General Partner, has sole voting and dispositive power; (vi) 249,491 shares that are owned by Ramat Securities, Ltd., which Mr. Amster, as authorized representative and majority member, has sole voting and dipositive power; (vii) 45,397 shares that are owned by NewAx Inc., which Mr. Amster, as a member of the Board of Directors and majority shareholder, has shared voting and dispositive power, (viii) 52,035 shares owned by Pleasant Lake Skoien Investments LLC, which Mr. Amster, as President of Pleasant Lake Apartments Corp., the General Partner of Pleasant Lake Apartments LP, the Managing Member of Pleasant Lake Apartments LLC which is the Managing Member of Pleasant Lake Skoien Investments LLC, has shared voting and dispositive power and (ix) 35,000 shares owned by Horizon Group Properties Inc. which Mr. Amster, as member of the Board of Directors and majority shareholder, has shared voting and dispositive power.
  **Denominator is based on the 89,879,786 shares of common stock outstanding as of July 24, 2026 as reported by the Issuer on Form 10-Q for the fiscal quarter ending June 30, 2026 as filed with the Securities and Exchange Commission on July 31,2026.
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 616,002; sole dispositive power 0; shared dispositive power 616,002; aggregate amount beneficially owned 616,002 (0.7% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER TRUST #1 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 267,919; sole dispositive power 0; shared dispositive power 267,919; aggregate amount beneficially owned 267,919 (0.3% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 8,635; sole dispositive power 0; shared dispositive power 8,635; aggregate amount beneficially owned 8,635 (0% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 3,432; sole dispositive power 0; shared dispositive power 3,432; aggregate amount beneficially owned 3,432 (0% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #4 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 116,185; sole dispositive power 0; shared dispositive power 116,185; aggregate amount beneficially owned 116,185 (0.1% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- AMSTER LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 223,688; sole dispositive power 0; shared dispositive power 223,688; aggregate amount beneficially owned 223,688
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 318; sole dispositive power 0; shared dispositive power 318; aggregate amount beneficially owned 318 (0% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- LAUGHLIN HOLDINGS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 223,529; sole dispositive power 0; shared dispositive power 223,529; aggregate amount beneficially owned 223,529 (0.3% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- RAMAT SECURITIES LTD: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 249,491; sole dispositive power 0; shared dispositive power 249,491; aggregate amount beneficially owned 249,491
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 147,797; sole dispositive power 0; shared dispositive power 147,797; aggregate amount beneficially owned 147,797 (0.2% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- PLEASANT LAKE APARTMENTS CORP: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 11,013; sole dispositive power 0; shared dispositive power 11,013; aggregate amount beneficially owned 11,013 (0% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWRAD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 75,205; sole dispositive power 0; shared dispositive power 75,205; aggregate amount beneficially owned 75,205 (0.1% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER FOUNDATION: type of reporting person: other (OO), corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 345,471; sole dispositive power 0; shared dispositive power 345,471; aggregate amount beneficially owned 345,471 (0.4% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- NEWAX INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 45,397; sole dispositive power 0; shared dispositive power 45,397; aggregate amount beneficially owned 45,397 (0.1% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- PLEASANT LAKE SKOIEN INVESTMENTS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 52,035; sole dispositive power 0; shared dispositive power 52,035; aggregate amount beneficially owned 52,035 (0.1% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 25,968; sole dispositive power 0; shared dispositive power 25,968; aggregate amount beneficially owned 25,968 (0% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 08/10/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 441; sole dispositive power 0; shared dispositive power 441; aggregate amount beneficially owned 441 (0% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 08/10/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,632; sole dispositive power 0; shared dispositive power 2,632; aggregate amount beneficially owned 2,632 (0% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER AND TAMRA GOULD CHARITABLE REMAINDER UNITRUST U/A DTD 03/18/1993: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 110; sole dispositive power 0; shared dispositive power 110; aggregate amount beneficially owned 110 (0% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 04/22/1998: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 265; sole dispositive power 0; shared dispositive power 265; aggregate amount beneficially owned 265 (0% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,738; sole dispositive power 0; shared dispositive power 5,738; aggregate amount beneficially owned 5,738 (0% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.
- HORIZON GROUP PROPERTIES INC.: type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 35,000; sole dispositive power 0; shared dispositive power 35,000; aggregate amount beneficially owned 35,000 (0% of the class)
  Comment: * See footnote * to Mr. Amsters cover page.
  ** See footnote ** to Mr. Amsters cover page.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK PAR VALUE $0.01 PER SHARE
Name of issuer: ADAMAS TRUST, INC.
Address of issuer's principal executive offices: 90 PARK AVENUE 23RD FLOOR, NEW YORK, New York (NY), 10016
Comment: This Amendment No. 1 to Schedule 13D (Amendment No. 1) amends the Reporting Persons initial Schedule 13D filed February 26 ,2025 (the Initial 13D) with respect to the Common Shares (the Common Stock) of Adamas Trust Inc., formerly known as New York Mortgage Trust, Inc (the Issuer). Except as specifically amended by this Amendment No. 1 and noted in the paragraphs below, the Initial 13D is unchanged. Unless otherwise indicated, each capitalized item used but not specifically defined herein shall have the meaning ascribed to such item in the Initial 13D and Amendment No. 1

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, as amended, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the shares of Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons
Number of shares as to which each person has sole or shared power to vote or dispose: (b) See items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, as amended, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.
Transactions in the class effected during the past sixty days:
(c) The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on August 20, 2026.
All transactions were sales and were conducted on the open market. If the shares were sold in multiple transactions on a single trading day, the price per share reported is the weighted average price.

Date Shares Sold Per Share Total Price Seller High Low

06/25/26 115,000 $9.34 $1.073,737.87 Howard Amster 9.39 9.27
06/26/26 125,000 $9.41 $1,175,856.71 Howard Amster 9.49 9.34
06/29/26 150,000 $9.34 $1,401,309.62 Howard Amster 9.40 9.30
06/30/26 194,000 $9.48 $1,838,262.18 Howard Amster 9.54 9.44
07/01/26 250,000 $9.35 $2,337,445.33 Howard Amster 9.40 9.30
07/06/26 87,600 $9.11 $798,056.85 Howard Amster 9.16 9.06
07/07/26 107,400 $9.14 $981,297.81 Howard Amster 9.16 9.08
07/08/26 33,000 $9.04 $298,280.95 Howard Amster 9.06 9.03
07/09/26 69,600 $9.20 $640,293.34 Howard Amster 9.28 9.09
07/10/26 94,000 $9.16 $860,799.56 Howard Amster 9.18 9.14
08/12/26 20,000 $10.24 $204,757.28 Howard Amster 10.27 10.22
08/20/26 120,000 $9.90 $1,187,465.03 Howard Amster 10.06 9.84
Other persons with the right to receive dividends or sale proceeds: (d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: AUGUST 20, 2026

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joinder to Joint Filing Agreement

## Signatures
- Amster Howard: HOWARD AMSTER, HOWARD AMSTER (08/25/2026)
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APARTMENTS CORP ITS GENERAL PARTNER (08/25/2026)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER TRUST #1 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/25/2026)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/25/2026)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/25/2026)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #4 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/25/2026)
- AMSTER LIMITED PARTNERSHIP: HOWARD AMSTER, GENERAL PARTNER (08/25/2026)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/25/2026)
- LAUGHLIN HOLDINGS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APARTMENTS CORP GENERAL PARTNER OF PLEASANT LAKE APARTMENTS LP MANAGING MEMEBER LAUGHLIN HOLDINGS LLC (08/25/2026)
- RAMAT SECURITIES LTD: HOWARD AMSTER, AUTHORIZED REPRESENTATIVE (08/25/2026)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: HOWARD AMSTER, TRUSTEE (08/25/2026)
- PLEASANT LAKE APARTMENTS CORP: HOWARD AMSTER, PRESIDENT (08/25/2026)
- HOWRAD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022: HOWARD AMSTER, TRUSTEE (08/25/2026)
- HOWARD AMSTER FOUNDATION: HOWARD AMSTER, PRESIDENT (08/25/2026)
- NEWAX INC.: HOWARD AMSTER, DIRECTOR (08/25/2026)
- PLEASANT LAKE SKOIEN INVESTMENTS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APARTMENTS CORP GENERAL PARTNER PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP MANAGING MEMBER PLEASANT LAKE SKOIEN INVESTMENTS (08/25/2026)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/25/2026)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 08/10/2021: HOWARD AMSTER, TRUSTEE (08/25/2026)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 08/10/2021: HOWARD AMSTER, TRUSTEE (08/25/2026)
- HOWARD AMSTER AND TAMRA GOULD CHARITABLE REMAINDER UNITRUST U/A DTD 03/18/1993: HOWARD AMSTER, TRUSTEE (08/25/2026)
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 04/22/1998: HOWARD AMSTER, TRUSTEE (08/25/2026)
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005: HOWARD AMSTER, TRUSTEE (08/25/2026)
- HORIZON GROUP PROPERTIES INC.: HOWARD AMSTER, DIRECTOR (08/25/2026)